[redacted]

SEC ISSION

09057791

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 51942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities Brokerage Firm, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Forest Place, Post Office Box 280
(No. and Street)

Rochelle Park (City) | New Jersey (State) | 07662 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Hickman | (201) 368-3412 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) | Philadelphia (City) | PA (State) | 19102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THIS PAGE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.T. Hickman Securities Brokerage Firm, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Robert T. Hickman

Managing Member
Title

Carol A. Banta
Notary Public

CAROL A. BANTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires September 19, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- N/A (c) Statement of Income (Loss).
- N/A (d) Statement of Changes in Financial Condition.
- N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- N/A (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIS PAGE FOR PUBLIC INSPECTION

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

The Member
R.T. Hickman Securities Brokerage Firm, LLC

We have audited the accompanying statement of financial condition of R.T. Hickman Securities Brokerage Firm, LLC (a Limited Liability Company) as of December 31, 2008 and the related statements of income and Members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.T. Hickman Securities Brokerage Firm, LLC as of December 31, 2008 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROMEO & CHIAVERELLI LLC
January 28, 2009

THIS PAGE IS FOR PUBLIC INSPECTION

R.T. HICKMAN SECURITIES
BROKERAGE FIRM, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 21,591
Receivables	2,214
Prepaid expenses	1,418
Total current assets	25,223
Total Assets	$ 25,223

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 5,750
Total current liabilities	5,750
MEMBER EQUITY	19,473
Total Liabilities and Members' Equity	$ 25,223

END

The accompanying notes are an integral part of these financial statements

THIS PAGE IS FOR PUBLIC INSPECTION